SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

Tumbleweed, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

899688105

(CUSIP Number)

with a copy to
Gerald Mansbach	Ivan M. Diamond, Esq.
c/o Mansbach Metal Co.	Greenebaum Doll & McDonald PLLC
1900 Front Street	3300 National City Tower
Ashland, Kentucky 41101	Louisville, KY 40202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP No. 899690101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald Mansbach

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) n/a

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,398,002

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 2,398,002

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,398,002

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 40.2%

14.	Type of Reporting Person (See Instructions) IN

Introduction
This Amendment No. 5 to Schedule 13D is being filed by Gerald Mansbach (the “Reporting Person”) regarding the common stock, par value $.01 per share (the “Shares”) of Tumbleweed, Inc. (the “Company”).

On July 9, 2003, the Company filed a Schedule 13E-3 with the SEC with regard to a proposed 1-for-5000 reverse stock split (with stockholders holding fewer than 5,000 Shares immediately before the reverse stock split to receive $1.10 in cash per Share)  followed immediately by a 5000-for-1 forward split (the “Transaction”).  The Transaction is expected to reduce the number of stockholders of record to fewer than 300, permitting the deregistration of the Company’s Shares under federal securities laws. The Transaction is subject to stockholder approval at the upcoming annual meeting of stockholders.

In Amendment No. 4 to the Schedule 13D, the Reporting Person indicated that he intended to explore opportunities for selling all or a portion of the Shares held by him.  As reported in the Company’s Schedule 13E-3 filed with the SEC on July 9, 2003 (“Company’s Schedule 13E-3”), no firm offers have been made by an unaffiliated person during the preceding two years for (i) the merger or consolidation of the Company into or with such person, (ii) the sale or other transfer of all or any substantial part of the assets of the Company, or (iii) the purchase of a number of shares of common stock that would enable the holder to exercise control of the Company. However, as reported in the Company’s Schedule 13E-3, the Company did participate in discussions with, and received preliminary proposals from, potential purchasers from time to time during the past two years.

The Company’s Schedule 13E-3 reported that on June 16, 2003, the Company’s Board of Directors approved the Transaction following the receipt of the recommendation of a special committee of the Board and the opinion of a financial advisor rendered to the special committee.  The Company’s Board of Directors directed that the proposed Transaction be submitted to stockholders for a vote at the Company’s upcoming annual meeting of stockholders and recommended that stockholders approve the Transaction.

Mr. Mansbach, who holds 40.2% of the Company’s outstanding Shares, has agreed to vote in favor of the Transaction.  While recognizing that there is considerable uncertainty regarding the Company’s future performance, Mr. Mansbach is hopeful that the performance of the Company will  improve after the Transaction is implemented and thus over time result in increased stockholder value.

As reported in the Company’s Schedule 13E-3, if the Transaction is consummated, the Company anticipates that the remaining stockholders of the Company will be asked to approve the conversion (“Conversion”) of the Company from a Delaware corporation to a Delaware limited liability company through the transfer of the Company’s assets and liabilities to a newly-formed Delaware limited liability company and the liquidation of Tumbleweed, Inc.  The Reporting Person intends to vote in favor of the Conversion.

This Amendment No. 5 is being filed to report that the Reporting Person: (1) no longer has a present intent to sell his Shares; (2) intends to vote in favor of the Transaction at the annual meeting of stockholders; (3) has agreed to become a member of the Company’s Board of Directors following the effective date of the Transaction; and (4) intends to vote in favor of the Conversion.  However, the Reporting Person reserves the right to purchase or sell Shares in the future.

Item 2.	Identity and Background
Item 2(a) of the 13D is hereby amended to read as follows:
(a) The Reporting Person is Gerald Mansbach.

Item 4.	Purpose of Transaction
Items 4(d)(e)(f)(g)(h) and (i) of the Schedule13D are hereby amended as follows:

(d) Upon consummation of the Transaction, three current directors of the Company (Lewis Bass, David Lloyd and James Koch) intend to resign as directors.  Mr. Mansbach has agreed to become a director of the Company following the Transaction.

(e) Historically, the Company has not paid dividends to stockholders.  If the Transaction and the Conversion are effected, the Company has indicated that it intends to distribute amounts which the Board determines is necessary for the members to pay their income taxes on their distributive share of the limited liability company’s income.

(f) As reported in the Company’s Schedule 13E-3, if the Transaction is consummated, the Company anticipates that the remaining stockholders of the Company will be asked to approve the Conversion of the Company from a Delaware corporation to a Delaware limited liability company through the transfer of the Company’s assets and liabilities to a newly-formed Delaware limited liability company and the liquidation of Tumbleweed, Inc.  The Reporting Person intends to vote in favor of the Transaction and the Conversion.

(g) The Transaction would be effected through amendments to the Company’s Certificate of Incorporation providing for the 1-for-5000 reverse stock split following immediately by the 5000-for-1 forward stock split.  If the Conversion is completed, the Company would be converted from a Delaware corporation to a Delaware limited liability company. The Reporting Person intends to vote in favor of the Transaction and the Conversion.

(h) The Company has indicated that upon completion of the Transaction, it expects that the Shares will no longer be traded on the Nasdaq Small Cap Market and any trading in the Shares would only occur in the “pink sheets” or in private transactions.  The Company has also indicated that if the Conversion is effected, non-family transfers of interests in the limited liability company will be subject to a right of first refusal by the limited liability company and any trading in the “pink sheets” is expected to be terminated.

(i) The Company has indicated that following the Transaction, it expects that the registration of the Shares under the Securities Exchange Act of 1934 will be terminated and the Company will no longer be a public company subject to the reporting and other requirements of the Securities Exchange Act of 1934.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the 13D is hereby amended by adding the following information:

To the knowledge of the Reporting Person, except to the extent described in Item 4, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2003
Date
/s/: Gerald Mansbach
Signature
GERALD MANSBACH
Name/Title